Exhibit 99.1

SHANGHAI CENTURY ACQUISITION CORPORATION

ANNOUNCES IPO CLOSING

HONG KONG and MENLO PARK, Calif., May 4, 2006 /Xinhua-PRNewswire-FirstCall/ – Shanghai Century Acquisition Corporation (“the Company”) (AMEX: SHA.U) today announced the closing on April 28, 2006 of the Company’s initial public offering for 14,375,000 units (including 1,875,000 units subject to the underwriters’ over allotment option, which was exercised in full).

Each unit consists of one ordinary share, par value $.0005 and one warrant. The units were sold at an offering price of $8.00, generating gross proceeds to the Company of $115,000,000. I-Bankers Securities Incorporated, WR Hambrecht + Co and Ladenburg Thalmann & Co. Inc. acted as the managing underwriters for the initial public offering. The Company’s units began trading on the American Stock Exchange on Tuesday, April 25, 2006 shortly after the Company’s registration statement was declared effective by the Securities and Exchange Commission.

“We are delighted with the success of our IPO,” said Anthony Kai Yiu Lo, Co-Chief Executive Officer and Chairman, Shanghai Century Acquisition Corporation. “We are committed to building shareholder value and will soon begin exploring growth opportunities through potential acquisitions.”

Franklin D. Chu, Co-Chief Executive Officer, Shanghai Century Acquisition Corporation, added: “We will tap our extensive relationships and adhere to sound investment strategies in our search for potential target companies in China.”

Copies of the prospectus relating to this offering may be obtained from I-Bankers Securities Incorporated, 125 E. John Carpenter Freeway, Suite 260, Irving, TX 75062 or from Shanghai Century Acquisition Corporation, Suite 1002, 10th Floor, 34 Lyndhurst Terrace, Central Hong Kong SAR, People’s Republic of China.

This announcement is neither an offer to sell nor a solicitation of an offer to buy these securities. The offer is made only by the prospectus.

About Shanghai Century Acquisition Corporation

Shanghai Century Acquisition Corporation is a company with principal offices in Hong Kong. The Company was formed for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or control, through contractual arrangements, an operating business having its primary operations in the People's Republic of China.

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